EXHIBIT 99.4

AGENDA AND EXPLANATORY NOTES FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PROSENSA HOLDING N.V. ("PROSENSA")

TO BE HELD ON WEDNESDAY 20 AUGUST 2014, AT 14:00 HRS. CET, AT THE OFFICES OF PROSENSA AT J.H. OORTWEG 21, 2333 CH LEIDEN, THE NEHTERLANDS

1.	Opening

2.	Appointment of Dr. Annalisa Jenkins as Supervisory Director (voting item)

The Supervisory Board has resolved, on the recommendation of the nomination and governance committee, to nominate Dr. Annalisa Jenkins for appointment in the position of Supervisory Director for a term ending at the end of the 2018 AGM.

In accordance with section 7.6.2 of the articles of association of Prosensa, the general meeting may overrule the nomination by a two thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. Unless the general meeting overrules the nomination, Dr. Jenkins shall be appointed.

Curriculum Vitae
Current positions:
Dr. Jenkins currently is managing director of annalisajenkins LLC., which provides consulting services to the global pharmaceutical and biotechnology industry.

In addition, Dr. Jenkins holders a number of additional offices, including:
•	Chairman of the board of directors of TransCelerate BioPharma
•	Member of the board of directors of Biothera, the Immune Health Company
•	Member of the Scientific Leadership Advisory Council of The Pharmaceutical Research and Manufacturers of America (PhRMA)
•	Member of the advisory board of the Healthcare Businesswomen's Association European Chapter
•	Member of the New York Womens Forum

Previous positions:
In her most recent role as Head of Global Research and Development and Executive Vice President at Merck Serono, which she held until March, 2014, Dr. Annalisa Jenkins was responsible for building global development, research and medical capabilities, spanning research, development, global regulatory and clinical development in addition to  medical affairs and patient access.  She joined Merck Serono in 2011 as Executive Vice President, Global Development and Medical. Prior to joining Merck Serono, Dr. Jenkins held various regional and global roles with Bristol-Myers Squibb since 1997, most recently as Senior Vice President, Global Medical Affairs.

In 2014, Dr. Annalisa Jenkins was elected Woman of the Year by the Healthcare Businesswomen’s Association.

Dr. Annalisa Jenkins was born in the United Kingdom on 21st June 1965.
Dr. Annalisa Jenkins holds no shares in the share capital of Prosensa.

Remuneration
The remuneration of Dr. Jenkins will be in accordance with the remuneration for Supervisory Directors as established by the 2014 annual general meeting.

3.	Any other Business

4.	Closing